Exhibit 12.01
VALERO ENERGY PARTNERS LP
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended December 31,
	2017		2016		2015		2014	2013
Earnings:
Income (loss) before income tax expense	$239,768		$189,943		$71,563		$(32,813)	$(23,969)
Add:
Fixed charges	40,534		18,251		8,521		1,352	714
Amortization of capitalized interest	15		4		1		—	—
Less:
Capitalized interest	(619)		(82)		(31)		—	—
Total earnings	$279,698		$208,116		$80,054		$(31,461)	$(23,255)

Fixed charges:
Interest and debt expense, net of capitalized interest	$36,015		$14,915		$6,113		$872	$198
Capitalized interest	619		82		31		—	—
Rental expense interest factor (a)	3,900		3,254		2,377		480	516
Total fixed charges	$40,534		$18,251		$8,521		$1,352	$714

Ratio of earnings to fixed charges	6.9	x	11.4	x	9.4	x	(b)	(b)
__________

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)	For the years ended December 31, 2014 and 2013, earnings were insufficient to cover fixed charges and the deficiency was $32.8 million and $24.0 million, respectively.